UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On October 31, 2025, ESGL Holdings Limited (“ESGL”) entered into a letter of extension with De Tomaso Automobili Holdings Limited (“De Tomaso”) pursuant to which ESGL and De Tomaso agreed to extend the term of the share purchase agreement between the parties from October 31, 2025 to December 31, 2025.

A copy of the form of letter of extension entered into by the parties is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Form of Letter of Extension

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: November 6, 2025